FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES ASSET SALE, RESULTS OF AGM,

COMMITTEE AND OFFICER APPOINTMENTS

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Tuesday, May 29, 2007 – JED Oil Inc. (AMEX: JDO) (“JED’ or the “Company”) today announced that it has signed an agreement with an arms-length third party for the sale of the Company’s North Ferrier assets for cash consideration of approximately $33.9 million.  Closing of the transaction is scheduled for June 8, 2007 and is subject only to the buyer’s completion of an environmental review by June 4, 2007 and approval by the buyer’s board of directors.  A meeting of the buyer’s board to consider approval is being held today.  The proposed sale of the assets was previously announced by JED in the autumn of 2006, as part of the Company’s business plan to sell mature production with little or no further drilling upside to fund the acquisition of existing production with upside drilling potential.  “We are very pleased with this agreement,” stated James Rundell, JED’s President.  “Recently there has been renewed interest in this property.  The sale proceeds will be used to fund the cash portion of the recently announced offer for Caribou Resources Corp. (TSX Venture: CBU) (“Caribou”) if it is accepted.”

On May 23rd JED announced that it had made an offer to Caribou to acquire all of its shares and settle with its creditors. JED’s offer includes payment in full in cash to Caribou’s major secured creditor of approximately $26.7 million, plus payment in full in cash to any creditors with security in priority to the major secured creditor; cash of approximately $345,500 plus 5 million common shares to the unsecured creditors totaling approximately $17.7 million, and up to 4 million common shares for the acquisition of all of the 39 to 40 million shares of Caribou on the basis of one common share of JED for every 10 shares of Caribou held.  At this time the amount, if any, of the claims of creditors with security in priority to Caribou’s major secured creditor is not known.

As previously announced, the offer for Caribou must be approved by Caribou and, among other legal and regulatory requirements, be selected as the best offer for the creditors by the Court of Queen’s Bench of Alberta, which in a hearing on Friday, May 25th granted an extension to Thursday, May 31st, for a decision on the competing offers to allow Caribou and its court-appointed monitor time to review JED’s offer, its availability of the cash necessary to close the transaction and its general financial condition.  JED’s offer is open for acceptance until Friday, June 1st.

JED’s 2007 annual general meeting of its common shareholders was held on May 28th at the Company’s offices in Didsbury, Alberta.  There were 76.5% of the issued and outstanding common shares of JED represented and voted at the meeting.  All of the resolutions presented to the shareholders passed with over a 98% majority.  The meeting approved setting the number of directors to be elected at the meeting at four, re-elected Thomas J. Jacobsen, also JED’s CEO, Ludwig (Louis) Gierstorfer, Justin W. Yorke and Horst H. Engel as directors, and re-appointed Ernst & Young LLP as the Company’s auditors.

Following the meeting, the directors appointed or confirmed Board Committees and officers.  Mr. Gierstorfer, Mr. Yorke and Mr. Engel were determined to be independent directors, and Mr. Jacobsen, as CEO of JED, is not independent.  Accordingly the three independent directors were appointed  members of the Audit Committee, with Mr. Yorke as Chair; the Corporate Governance and Nominating Committee, with Mr. Gierstorfer as Chair, and the Compensation Committee, with Mr. Engel as Chair.  In addition Mr. Gierstorfer, Chair, and Mr. Jacobsen, were appointed to the Reserves Committee.  Mr. Yorke was appointed non-executive Chairman of the Board, as the former Chairman, Reg J. Greenslade, retired from the Board at the annual general meeting.

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JED Oil News Release

May 29, 2007

Mr. Greenslade served as a director of the Company from its inception in 2003 and prior to becoming Chairman in August 2006, had also served as Chief Executive Officer from September 2003 to January 2005.  He has agreed to continue to assist JED in a consulting capacity with investor relations.  “Reg brought a myriad of talents to JED and the Board, as well as energy and enthusiasm,” noted Mr. Jacobsen.  “We will miss his presence on the Board and are delighted that he has agreed to continue to work with, and for, the Company.”

The appointments of the existing officers, Mr. Jacobsen, CEO; Mr. Rundell, President; Richard D. Carmichael, Chief Financial Officer; and Raymond Schmidt, Vice-President Engineering, were confirmed by the Board.  In addition JED’s General Counsel, Marcia L. Johnston, Q.C., was appointed Vice-President Legal & Corporate Affairs, and Corporate Secretary.  Ms. Johnston has over 30 years legal experience with oil and gas companies, and has previously served as an officer of over a dozen public companies.

JED also announces that it has employed Kurt Musch, CMA, as its Controller.  Mr. Musch has several years experience with a number of oil and gas companies.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The acquisition of Caribou Resources Corp. is subject to a number of approvals and conditions, which may not be forthcoming, or the assets, production or drilling opportunities anticipated by the acquisition may not be realized.  The sale of the North Ferrier assets might not be completed or the Company might not be able to replace the sold production and reserves.  Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, VP, Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com